Exhibit 12.1

Unaudited Pro Forma Computation of Ratio of Earnings to Fixed Charges

The ratios of earnings to fixed charges on a consolidated basis for the periods indicated were as follows:

	Three Months Ended March 31,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
	(Dollars in millions) (Unaudited)
Fixed Charges:
Interest expense (a)	$26	$26	$154	$62	$64	$63	$43
Rent expense	36	34	138	130	125	108	103

Total fixed charges	$62	$60	$292	$192	$189	$171	$146

Earnings:
Income before taxes	$307	$216	$1,595	$1,549	$1,258	$1,086	$907
Fixed charges per above	62	60	292	192	189	171	146

Total earnings, as adjusted	$369	$276	$1,887	$1,741	$1,447	$1,257	$1,053

Ratio of Earnings to Fixed Charges	6.0	4.6	6.5	9.1	7.7	7.4	7.2

The pro forma ratio of earnings to fixed charges on a consolidated basis for the periods indicated were as follows:

	Three Months Ended March 31, 2017	Year Ended December 31, 2016
Pro Forma Fixed Charges:
Interest expense (a)	$107	$430
Rent expense	39	151

Total fixed charges	$146	$581

Pro Forma Earnings:
Income before taxes	$244	$1,640
Fixed charges per above	146	581

Total earnings, as adjusted	$390	$2,221

Pro Forma Ratio of Earnings to Fixed Charges	2.7	3.8

(a)	The interest expense included in fixed charges above reflects only interest on third party indebtedness and excludes any interest expense accrued on uncertain tax positions, as permitted by Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 740, Income Taxes.